
Arnold Golub
Vice President
Office of General Counsel

September 16, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 11, 2025, The Nasdaq Stock Market (the "Exchange") received from Invesco Exchange-Traded Self-Indexed Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Shares of beneficial interest, par value $0.01 per share

Invesco BulletShares 2035 Municipal Bond ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Arnold Golub
